Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of EON Resources Inc. on Form S-1 of our report dated May 2, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of EON Resources Inc. as of December 31, 2023 (Successor) and December 31, 2022 (Predecessor) and for the period from November 15, 2023, to December 31, 2023 (Successor), the period from January 1, 2023 to November 14, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor), which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Houston, Texas

January 23, 2025